19011350

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IEX Services LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 World Trade Center, 58th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara Furber (646) 343-2150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
MAR 1 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Sara Furber, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to IEX Services LLC, as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

2/27/19
Date

Ben Aisen
Notary Public

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2014.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	12,045,088
Receivables from clearing firm		515,144
Receivables from exchanges		30,165
Due from affiliate		2,734,234
Deferred tax asset		45,237
Prepaid expenses		8,955
TOTAL ASSETS	$	15,378,823
Liabilities and Member's Equity		
Liabilities:		
Payable to parent	$	444,116
Accrued expenses and other liabilities		3,099,571
TOTAL LIABILITIES		3,543,687
Member's equity:		
Member's equity		11,835,136
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,378,823

See notes to the Statement of Financial Condition

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). During the year, the Company operated exclusively as the routing facility for its affiliate, Investors' Exchange LLC ("Exchange"), which is a registered national stock exchange.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition includes all accounts of the Company and is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")) on January 1, 2018. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. There were no material changes in our revenue recognition policies as a result of the new standard.

<u>Order routing service fees and order router license fees</u>

On August 19, 2016, the Company entered into a Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Exchange to allocate the shared expenses incurred amongst the parties (See Note 5). In addition to the monthly fee for Exchange's use of the routing facility, the Company is also reimbursed by the Exchange for costs incurred on behalf of the Exchange.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees consist of costs to process, clear and settle transactions paid to Broadcort, a division of Bank of America Merrill Lynch.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2018 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2018, and the Company had no accruals for interest and penalties at December 31, 2018.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer's statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee's applicable jurisdiction(s). ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company early adopted in 2017.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments,* which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The adoption did not have an impact on the Statement of Financial Condition of the Company.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The right of use asset and lease liability will be measured initially using the present value of the remaining rental payments. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's Statement of Financial Condition.

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on*

Financial Instruments. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. The guidance is effective January 1, 2021. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's Statement of Financial Condition.

In August 2018, the FASB issued ASU No. 2018-13, *Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement*. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's Statement of Financial Condition.

3. Concentration of Credit Risk and Major Subscribers

Cash and Cash Equivalents

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2018, the Company had deposits at a financial institution in excess of FDIC limits of approximately $11.8 million.

Cash equivalents of approximately $10.0 million consist of money market funds.

4. Receivable from Clearing Firm

As of December 31, 2018, the Company had an amount receivable from its clearing firm, Broadcort, consisting of a $500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party ESA, the Company will reimburse the Parent for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, personnel expenses, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2018, amounts Payable to parent relating to the Tri-Party ESA were approximately $444,000, payable within 30 days.

As part of the Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of the Exchange. At December 31, 2018, amounts due from the Exchange relating to the Tri-Party ESA were approximately $2.7 million, receivable within 30 days. Included in the amount Due from affiliate is a monthly Software License Fee as specified by the Tri-Party ESA.

Capital Distributions and Contributions

During 2018, the Company did not make a capital distribution to the Parent.

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital contribution since no payment will be made in accordance with the Tri-Party ESA. During 2018, the Company received approximately $217,000 of such non-cash capital contributions which included a decrease to the deferred tax asset of approximately $1,000.

6. Income Taxes

At December 31, 2018, the Company had a deferred tax asset of approximately $45,000 relating to stock-based compensation.

The Company is a single member limited liability company and is included in the income tax return filed by the Parent. The Parent is subject to U.S. Federal income tax as well as income and franchise tax in multiple state jurisdictions. The statute of limitations related to the Federal income tax return is closed for all tax years up to and including 2014. The expiration of the statute of limitations related to the various state income and franchise tax returns varies by state. The Parent is currently not under examination by any taxing jurisdiction. During 2018, the Internal Revenue Service concluded the examination for the year ended December 31, 2015 with no adjustments to the originally filed return. The jurisdictions open for audit are Federal, California, Connecticut, Illinois, Massachusetts, New Jersey, New York State and New York City from 2014 to date.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allowed us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As a result, we previously provided a provisional estimate of the effect of the Tax Act in our financial statements. In the fourth quarter of 2018, we completed our analysis to determine the effect of the Tax Act and there were no material adjustments as of December 31, 2018.

7. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant.

8. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2018.

At December 31, 2018, the Company had net capital of approximately $8,800,000, which exceeded the minimum requirement of approximately $200,000 by $8,600,000. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position.

10. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued and have determined that there are no subsequent events requiring disclosures or adjustments to the Statement of Financial Condition other than the Parent has granted an additional 91,161 RSUs since December 31, 2018. The Company will be allocated stock compensation expense through the Tri-Party ESA based on services provided by the Parent's employees.